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WRITER'S DIRECT NUMBER:

212-848-4347
646-848-4347 (Fax)

WRITER'S EMAIL ADDRESS:

amy.bohannon@shearman.com

August 22, 2008

Via Email and EDGAR Correspondence Filing

Mr. Brick Barrientos
U.S. Securities and Exchange Commission
Office of Disclosure and Review
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Clarion Investment Trust Registration Statement

Dear Mr. Barrientos:

This letter responds to the comments you provided by telephone earlier this year, to the most recent Clarion Investment Trust (the “Fund”) Registration Statement (the “Registration Statement”).  Below, I identify your comments and offer our responses.  I have also included marked pages from a draft revision of the Registration Statement.  We will file a full copy of the Registration Statement reflecting these changes following any further discussions with you.1

I.	Summary

1.	COMMENT: You asked whether the Fund has any exposure to subprime mortgage debt and ask that we disclose and explain such exposure should the Fund have any.

RESPONSE:  The Fund’s primary investment strategy involves investing in commercial mortgage backed securities.  Although there is not a widely agreed to definition of what features make a mortgage “subprime,” there is

1 The Registration Statement is organized as a Prospectus and Statement of Additional Information, with pagination for each part separately numbered.  Capitalized terms used herein but not defined have the meaning ascribed to them in the Registration Statement.

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SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Mr. Brick Barrientos

broad agreement that references to “subprime mortgages” refer to residential mortgage loans.2  Although the Fund is permitted to invest in securities related to residential mortgages (and has done so as recently as March 2008), the Fund currently does not hold any residential mortgage backed securities.

The securities that the Fund sold in March 2008 were effectively packages of mortgages and did have subprime exposure, but that exposure amounted to less than 0.1% of the Fund’s net assets.  The Fund may invest in securities with subprime exposure in the future, but as any such investment is expected to be similarly de minimis with respect to the Fund’s net assets, we do not believe any additional disclosure is warranted.

2.
COMMENT: You note that we state under the heading Investment Objective and Principal Investment Strategies on page 4 of the Prospectus that “The investment objective of the Fund is to outperform the Lehman Brothers Aggregate Bond Index…”  You asked that we state whether or not this is a fundamental policy of the Fund.

RESPONSE:  The above referenced investment objective is not a fundamental policy of the Fund.  We have added language to clarify this point in the Prospectus on page 4.

3.	COMMENT: You ask that we explain “duration” following the discussion of the Fund’s duration on page 4 of the Prospectus.

RESPONSE:    We have added language to address your comment in the Prospectus on page 4.

4.	COMMENT: You ask whether the Fund has a duration policy or a maturity policy.

RESPONSE:    The Fund does not have a duration policy or maturity policy.  We have added language to make this clear in the Prospectus on page 4.

III.           Prospectus – Fees and Expenses

5.
COMMENT: You ask whether the expenses shown in the table include the expenses of any acquired funds other than money market funds.  If such expenses are included, you ask that this fact be noted in the fee table.

2 See, e.g., http://www.iht.com/articles/2008/02/26/business/real.ph (generally distinguishing subprime loans from commercial loans).  See also, http://www.occ.treas.gov/ftp/release/2007-64a.pdf (Department of the Treasury Statement on Subprime Mortgage Lending discussing subprime lending only in the context of residential mortgage loans).

Mr. Brick Barrientos

RESPONSE:  We confirm that the expenses of money market funds are the only expenses of acquired funds reflected in the presentation of Fund expenses.

You will note in the attached pages that we have made some additional changes to the SAI due to events that occurred since the Registration Statements were filed.  In March a Trustee of the Fund resigned and the Board recently appointed a new Trustee.  We have revised the sections of the Registration Statement that provide information about the Trustees and attach the revised pages hereto.

*   *   *

The Clarion Investment Trust acknowledges that should the Commission or the Staff, acting pursuant to delegated authority, permit or declare the Registration Statement to become effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.  In addition, the Clarion Investment Trust acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective (or permitting it to do so automatically) does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement.  The Clarion Investment Trust further acknowledges that it may not assert such effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe our responses above and as shown in the attached marked pages adequately address all of your comments.  We will not file the amended Registration Statement to reflect these changes without a follow-up discussion with you.  Meanwhile, should you have any questions concerning this letter or the attached draft, please do not hesitate to contact me at (212) 848-4347 or my colleague Nathan Greene at (212) 848-4668.

Very truly yours,

/s/ Amy E. Bohannon

Amy E. Bohannon

Enclosure

cc:	Jerry Chang (Chief Compliance Officer of the Trust)
Nathan J. Greene (S&S)

CLARION TOTAL RETURN FUND

SUMMARY

Clarion Total Return Fund (the “Fund”) was formed on June 27, 2002 as a non-diversified, open-end management investment company under the Investment Company Act of 1940 (the “1940 Act”). The Fund is a series of Clarion Investment Trust, a business trust organized under the laws of Delaware.

Investment Objective and Principal Investment Strategies

The investment objective of the Fund is to outperform the Lehman Brothers Aggregate Bond Index by investing in a portfolio primarily comprised of fixed income instruments. This investment objective is not a fundamental investment policy of the Fund and n ~~N~~o assurance can be given that the investment objective of the Fund will be achieved.

In furtherance of this objective, the Fund will invest at least 80% of its assets in instruments that were rated at least BBB-/BBB-/Baa3 by Standard & Poor’s, Fitch, IBCA or Moody’s (each, a nationally recognized credit rating organization) at the time of investment (“investment grade fixed income securities”) and no more than 20% of its assets in instruments that were rated below BBB-/BBB-/Baa3 at the time of investment (“non-investment grade securities” or “junk bonds”). Non-investment grade instruments are considered speculative. The Fund will seek to maintain a weighted average credit quality of BBB-/BBB-/Baa3 or better at all times. Securities given split ratings will be accounted for at the higher rating. If the weighted average credit quality of the Fund falls below BBB-/BBB-/Baa3, the Fund will take corrective action, such as disposing of investments with a lower rating and/or investing in securities with a higher rating, so as to restore the weighted average credit rating to BBB-/BBB-/Baa3 or higher. The Fund may not invest in instruments rated below B-/B-/B3.

The Fund’s duration and interest rate exposure may vary significantly from that of the Lehman Brothers Aggregate Bond Index. Duration is a calculation that seeks to measure the price sensitivity of a bond to changes in interest rates. For example, the value of a bond with a duration of five years would be expected to decrease by approximately five percent if interest rates rose by one percent. As such, the Fund’s exposure to any changes in the yield curve (including the curve’s level and shape) may result in the Fund’s return varying significantly from that of the Lehman Brothers Aggregate Bond Index. The Fund does not have a duration policy.

The Fund may invest in fixed income instruments, including, but not limited to, instruments in the following sectors: commercial mortgage backed securities (“CMBS”), corporate securities, asset backed securities (“ABS”), mortgage backed securities (“MBS”), sovereign debt, government agency debt, government-sponsored enterprise debt and may also invest in other instruments as described herein. Additionally, the Fund may invest in money market instruments. Included in the money market instruments in which the Fund may invest (subject to any fundamental or non-fundamental restrictions) are U.S. Government securities, commercial paper, certificates of deposit and banker’s acceptances. Under normal circumstances, cash balances will be invested directly in such money market instruments or in commingled, short-term money market funds, which invest in comparably rated securities. With respect to government-sponsored enterprise debt, it should be noted that these securities are neither issued nor guaranteed by the U.S. Treasury even though the issuer may be chartered or sponsored by Acts of Congress.

The Fund may concentrate its positions within a particular sector of the fixed income market and, as such, at times a particular sector may comprise a large majority, or even all, of the Fund’s assets. In particular, the Fund will concentrate its positions in mortgage and real estate sectors. Conversely, the Fund at times may not have any investments in certain sectors of the fixed income market.

The Fund may purchase securities of any maturity (meaning of any length of time until a security is due and payable). The Fund’s investment adviser generally considers the maturity of securities that may be bought or sold by the Fund as only one of a number of factors relevant to seeking to meet the Fund’s investment objective. The Fund does not have a maturity policy.

Although the Fund is registered with the SEC as a “non-diversified” investment company and expects to remain so, the Fund intends to diversify its holdings sufficient to meet the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).

The Fund is authorized to temporarily borrow up to 5% of the Fund’s assets for the payment of distributions or Fund expenses.

4

assets of approximately $3.86 billion, and five accounts with assets of approximately $636 million. As to these accounts, the Adviser is eligible to receive a performance-based fee with respect to $1.16 billion of the assets of the other pooled investment vehicles and none of the assets of the registered investment companies or the assets of the other accounts.

Mr. Heflin’s and Mr. Baines’s current annual compensation is a combination of a fixed annual salary and a discretionary bonus which is based on the profits earned by the Adviser with respect to all its accounts, including the Fund for that year.

As of December 31, 2007, Mr. Heflin and Mr. Baines each hold Fund shares valued at less than $10,000.

As already noted, Mr. Heflin and Mr. Baines serve as portfolio managers to other clients that may utilize investment programs substantially similar to that of the Fund. In addition, the Adviser currently serves as investment adviser to other registered investment companies, unregistered investment companies and accounts (including accounts of affiliates), some of which provide for incentive compensation (such as performance fees). Consequently, the Adviser’s investment management activities, including those directed by Mr. Heflin and Mr. Baines, may present conflicts between the interests of the Fund and those of the Adviser and potentially among the interests of various accounts managed by the Adviser, principally with respect to allocation of investment opportunities among similar strategies. Although the Adviser has adopted allocation procedures intended to provide for equitable treatment of all accounts, it is possible that unforeseen or unusual circumstances may arise requiring case-by-case treatment. The allocation procedures generally contemplate like treatment for like accounts, with exceptions for various special considerations, including an account’s tax position, cash management requirements, concentration tolerance or minimum investment size policies.

TRUSTEES AND OFFICERS

The Fund is governed by a Board of Trustees responsible for setting broad policies to be implemented by the officers that they select. These officers manage the day-to-day operations of the Fund. The following is a list of the Trustees and officers of the Fund and information relating to their involvement with the Fund.

Unless otherwise noted, the address of all Trustees and officers is c/o Clarion Total Return Fund, 230 Park Avenue, New York, NY 10169. The “Fund Complex” referred to throughout this section of the SAI consists of the Fund, Clarion Value Fund Master, LLC and Clarion Value Fund, Inc.

Independent Trustees*

Name, Address and Age	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Trusteeships/ Trusteeships Held by Trustee
S. Leland Dill (age 77)	Trustee	Until death, resignation or removal; since September 2005	Director of various mutual fund companies (1986-present); Advisory Board Member Hedgeforum, Citicorp Hedge Fund Portfolios (2005 to present); retired in 1986 as Partner-in-charge of Investment Services Practice at KMPG, LLP	3
Clarion Value Fund Master, LLC; Clarion Value Fund, Inc.; Phoenix Funds (25 portfolios) (1989 to 2006); Scudder Investments (51 portfolios) (1986 to 2005); Coutts (USA) International (1992 to 2000); Coutts Trust Holdings (1991 to 1999); Coutts Group (1994 to 1999)

Mark B. Taylor	Trustee		Bond Portfolio Manager & Principal of Renaissance Technologies Corp. (Oct. 1998 – Dec. 2007)	3	Clarion Value Fund, Inc., Clarion Value Fund Master, LLC

Name, Address and Age	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Trusteeships/ Trusteeships Held by Trustee
James Webb (age 46)	Trustee	Until death, resignation or removal; since September 2005	Independent consultant to hedge funds (July 2007 – present; Aug. 2004 – Jan. 2007); CFO-FrontPoint Partners LLC (Jan. 2007- July 2007); Founder and principal of GlobeOp Financial Services, LLC (1999 – Aug. 2004)	3
Clarion Value Master Fund, LLC; Clarion Value Fund Inc.; Rubicon Master Fund (4 feeder portfolios); Rubicon Quantitative Strategies Master Fund (2 feeder portfolios); GSA Capital International Master Fund, Ltd. (3 feeder portfolios); GSA Capital Macro Master Fund Ltd. (2 feeder portfolios); GSA Capital GMN Master Fund Limited (3 feeder portfolios)

____________

*	Not “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act.

Interested Trustees*

Name, Address and Age	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Trusteeships/ Trusteeships Held by Trustee
~~Steven N. Fayne** (age 56)~~	~~Trustee~~	~~Until death, resignation or removal; since July 2002~~	~~Managing Director, Citigroup Global Markets, Inc. (Feb. 2007 – present); Managing Director, Capmark Finance Inc. (Jan. 2002 – Feb. 2007)~~	~~3~~	~~Clarion Value Fund Master, LLC; Clarion Value Fund, Inc.~~

Daniel Heflin*** (age 44)	President and Trustee	Until death, resignation or removal; since formation June 2002	President, ING Clarion Capital, LLC	3	Clarion Value Fund Master, LLC; Clarion Value Fund, Inc.

____________

*	“Interested persons” within the meaning of Section 2(a)(19) of the 1940 Act.

~~**~~	~~Mr. Fayne is employed by Citigroup Global Markets, Inc., a trading counterparty of the Fund.~~

***	Mr. Heflin is an officer of the Adviser.

Interested Trustees

Name of Person, Position	Aggregate Compensation From Fund*	Pension or Retirement Benefits Accrued As Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation From Fund and Fund Complex Paid to Trustees
Steven N. Fayne, Trustee *	$5,000	$0	$0	$15,000
Daniel Heflin, President and Trustee	$ 0	$0	$0	$ 0

____________

*	Mr. Fayne resigned as Trustee in March of 2008.

The following table sets forth information regarding ownership by the Trustees of the Fund of equity securities of the Fund as of December 31, 2007. Dollar ranges of ownership are indicated as follows: A = None; B = $1 to $10,000; C = $10,001 to $50,000; D = $50,001 to $100,000; E = over $100,000.

Independent Trustees

(1)	(2)	(3)
Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Funds in Fund Complex Overseen by Trustee
S. Leland Dill	A	A
Mark B. Taylor	A	A
James Webb	A	A

Interested Trustees

(1)	(2)	(3)
Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Funds in Fund Complex Overseen by Trustee
~~Steven N. Fayne~~	~~A~~	~~A~~
Daniel Heflin	B	E

There were four meetings of the Board of Trustees held during the fiscal year ended October 31, 2007. For that period, each current Trustee attended at least seventy-five percent of the aggregate number of meetings of the Board and of any committee on which he or she served.

The Board of Trustees has a standing committee devoted to review of the Fund’s audit functions and its independent registered public accounting firm, which met twice during the fiscal year ended October 31, 2007. This Audit Committee reviews the contract between the Fund and its independent registered public accounting firm, recommends the continuation or termination of the contract with the independent registered public accounting firm, oversees the Fund’s accounting and financial reporting policies, procedures and internal controls and generally acts as a liaison with the independent registered public accounting firm. The Audit Committee consists of the Independent Trustees.

Trustees of the Fund who are not affiliated persons of the Fund or are not affiliated persons of the Adviser will be compensated by the Fund by payment of an annual retainer of $5,000 each, and in addition the Fund will pay an attendance fee of $500 per meeting, plus any out of pocket expenses related to attending the meeting. The Fund also pays certain out-out-pocket expenses of these Trustees, including travel expenses related to attendance at Trustees’ meetings.